EXHIBIT 99.1

Internet Gold Announces Completion of Searchlight Transaction

Ramat Gan, Israel – December 2, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (Ticker: IGLD) today announced closing of the ‘Searchlight Transaction’ among the Company, B Communications Ltd. (“BComm”), Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. (jointly, the “Purchasers”).

At the closing of the transaction, the Company sold its entire holdings in BComm for an aggregate amount of NIS 225 million, while at the same time the Company made an investment in BComm of NIS 345 million (consisting of the amount paid for the BComm shares by the Purchasers and an additional amount of NIS 120 million). In consideration, the Company received NIS 310 million par value of Series C debentures of BComm as well as 8,383,234 ordinary shares of BComm.

As previously announced, the Company is not able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court. The Company anticipates that pursuant to such arrangement the existing shares of the Company will be nullified and that contemporaneously the creditors of the Company and the party or parties to a transaction of a purchase of the Company’s shares as a ‘shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

This report does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000